Exhibit 4.4

Agreement Regarding Disclosure of Long-Term Debt Instruments

In reliance upon Item 601(b)(4)(iii)(A) of Regulation S-K, Air Lease Corporation, a Delaware corporation (the “Company”), has not filed as an exhibit to its Registration Statement on Form S-4 (File No. 333-188716), as initially filed on May 20, 2013 and as amended, any instrument defining the rights of holders of long-term debt not registered where the total amount of securities authorized thereunder does not exceed ten percent of the total assets of the Company and its subsidiaries on a consolidated basis.  Pursuant to Item 601(b)(4)(iii)(A) of Regulation S-K, the Company hereby agrees to furnish a copy of any such instrument to the Securities and Exchange Commission upon request.

AIR LEASE CORPORATION

By:	/s/ Gregory B. Willis
Name: Gregory B. Willis
	Title:	Senior Vice President
and Chief Financial Officer